[Freshfields Letterhead]

July 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C . 20549

Attn: Sonia Bednarowski, Julie Griffith & Dana Brown

Re:	International General Insurance Holdings Ltd.

Registration Statement on Form F-3 Filed April 2, 2021 (File No. 333-254986)

Post-Effective Amendment to Registration Statement on Form F-1 Filed April 2, 2021

(File No. 333-237674)

Ladies and Gentlemen,

In connection with the registration statement on Form F-3 (the “Form F-3”) filed by International General Insurance Holdings Ltd. (the “Company”), in response to the SEC Staff Statement on April 12, 2021 the Company has reassessed its accounting treatment in respect of warrant instruments.

After careful analysis, the Company has concluded that a proportion of warrants (the “Private Warrants”) should have been recorded as a derivative liability instead of equity and subsequently remeasured at fair value with changes recorded in income. The Company has further evaluated the resulting accounting error and does not consider it to be quantitatively or qualitatively material to the required financial statements and disclosures included or incorporated by reference in the pending Form F-3.

The Company has also concluded that the error resulted in a failure of its internal control over financial reporting and that the potential error could have been material. The Company will therefore file a 20-F/A prior to requesting effectiveness of the Form F-3 to amend previous disclosures made in respect of the effectiveness of internal control over financial reporting.

If you should have any questions, please contact me at 917-855-4378.

Regards,

/s/ Michael Levitt